SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2014

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Last exploratory well of Transfer of Rights confirms the existence of the volume contracted of 5 billion barrels

Rio de Janeiro, May 9, 2014 – Petróleo Brasileiro S.A. – Petrobras announces that it has completed drilling the last exploratory well in the areas of the Transfer of Rights agreement, in the Santos Basin pre-salt.

The well 4-BRSA1226-RJS (4-RJS-728), the third drilled in the block referred to as Entorno de Iara, has confirmed the discovery of good quality oil in the pre-salt reservoirs.

Known as Entorno de Iara 3, the well is located at a water depth of 2,244 meters, some 241 km off the coast of Rio de Janeiro state.

The well confirmed the discovery of good quality oil (27º API) in carbonate reservoirs of excellent quality situated below the salt layer starting at a depth of 5,548 meters, and it reached the total depth of 5,875 meters.

With the completion of this well, Petrobras has complied with the exploratory drilling activities provided for in the Mandatory Exploratory Plan (PEO). Sixteen exploratory wells were drilled among the six areas of the Transfer of Rights with a 100% success rate.

Data obtained so far have allowed us to confirm the existence of the totality of the volume contracted by Petrobras with the Brazilian Federal Government, which is 5 billion barrels of oil equivalent (boe).

Transfer of Rights Agreement

At the end of last year, Petrobras had already declared the commerciality of part of the volume contracted related to Franco area (currently Búzios field) with 3.058 billion boe and Tupi sul area (currently Sul de Lula field) with 128 million boe.

The other volumes that make up the total of 5 billion boe are from areas of the Transfer of Rights, which will have their declarations of commerciality sent to Brazil’s National Petroleum, Natural Gas and Biofuels Agency (ANP) by the end of 2014.

After the declarations of commerciality, the formal process of reviewing the Transfer of Rights agreement begins, which will be performed on a block per block basis, taking into consideration the technical and economic assumptions of each area. The reviewing process for the blocks of Franco (Búzios field) and Sul de Tupi (Sul de Lula Field) are already in progress.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 9, 2014
PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that are not based on historical facts and are not assurances of future results.  These forward-looking statements are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results o f operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.
All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this press release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.